SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Patriot Berry Farms, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

70337J105
(CUSIP Number)

7380 Sand Lake Road, Suite 500,
Orlando, Florida 32819
(503) 505-6946
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Gregg E. Jaclin, Esq.
Szaferman, Lakind, Blumstein & Blader, P.C.
101 Grovers Mill Road, Second Floor
Lawrenceville, NJ 08648
Tel. No.: (609) 275-0400
Fax No.: (609) 275-4511

 March 21, 2014
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Daniel Cattlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.36% as of June 17, 2014
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share, of Patriot Berry Farms, Inc., a Nevada corporation (the “Company”), with its principal place of business located at 7380 Sand Lake Road, Suite 500, Orlando, Florida 32819.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Daniel Cattlin (the “Reporting Person”).
(b)	The Reporting Person’s business address is 7380 Sand Lake Road, Suite 500, Orlando, Florida 32819.
(c)	The Reporting Person is the President Chief Executive Officer, Secretary, Treasurer, and sole member of the Board of Directors of the Company.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 21, 2014 (the “Transaction Date”), Patriot Berry Farms, Inc., Alexander Houstoun-Boswall (the “Seller”) and Daniel Cattlin (the “Purchaser”) entered into and closed a stock purchase agreement (the “Stock Purchase Agreement”), whereby the Purchaser purchased from the Seller, 35,200,000 shares of common stock, par value $0.001 per share, of the Company (the “Shares”), representing approximately 50.5% of the issued and outstanding shares of the Company on the Transaction Date, for an aggregate purchase price of $20,000 (the “Purchase Price”) (the “Stock Purchase”). The 35,200,000 shares represent 49.36% of the issued and outstanding shares of the Company as of June 17, 2014.

The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit A to this Statement, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Transaction was for the Reporting Person to take over over as President, Chief Executive Officer, Treasurer, sole director and majority shareholder of the Company.

As of the date of this Statement, other than the Reporting Person’s activities as President, Chief Executive Officer, Treasurer, sole director and majority shareholder of the Company of the Company, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated in clauses (a) through (i) of this paragraph.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person is 35,200,000, which represents 49.36% of the outstanding shares of the Company’s common stock as of June 17, 2014.

(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of the Company’s common stock.

(c)
Other than the acquisition of the shares of the Company’s common stock as reported in this Statement, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

Exhibit A	Stock Purchase Agreement, dated March 21, 2014 by and among Patriot Berry Farms, Inc., Alexander Houstoun-Boswall, and Daniel Cattlin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2014	By:	/s/ Daniel Cattlin
Daniel Cattlin

EXHIBIT A

Stock Purchase Agreement

Dated as of March 21st, 2014

By and Among

ALEXANDER HOUSTOUN-BOSWALL,

DANIEL CATTLIN,

and

PATRIOT BERRY FARMS, INC.

Stock Purchase Agreement

This stock purchase agreement (“Agreement”), dated as of March 21st, 2014, is entered into by and among PATRIOT BERRY FARMS, INC. (“Patriot Berry” or the “Company”) and ALEXANDER HOUSTOUN-BOSWALL (the “Seller”), and DANIEL CATTLIN (the “Purchaser” and together with the Company and the Seller, the “Parties”).

W i t n e s s e t h:

Whereas, the Seller is a shareholder of the Company, a corporation organized and existing under the laws of the State of Nevada, who owns and/or controls in the aggregate 35,200,000 shares of common stock, par value $0.001 per share, of the Company, which represents 50.5% of the issued and outstanding shares; and

Whereas, the Purchaser desires to acquire 35,200,000 shares of the Company’s common stock.

Now, Therefore, in consideration of the premises and of the covenants, representations, warranties and agreements herein contained, the Parties have reached the following agreement with respect to the sale by the Seller of such shares to the Purchaser:

Section 1. Construction and Interpretation

1.1. Principles of Construction.

(a) All references to Articles, Sections, subsections and Appendixes are to Articles, Sections, subsections and Appendixes in or to this Agreement unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “including” is not limiting and means “including without limitations.”

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c) This Agreement is the result of negotiations among and has been reviewed by each Party’s counsel. Accordingly, this Agreement shall not be construed against any Party merely because of such Party’s involvement in its preparation.

(d) Wherever in this Agreement the intent so requires, reference to the neuter, masculine or feminine shall be deemed to include each of the other, and reference to either the singular or the plural shall be deemed to include the other.

Section 2. The Transaction

2.1. Purchase Price.

The Seller hereby agrees to sell to the Purchaser, and the Purchaser, in reliance on the representations and warranties contained herein, and subject to the terms and conditions of this Agreement, agrees to purchase from the Seller 35,200,000 shares (the “Acquired Shares”) for a total purchase price of $20,000 (the “Purchase Price”), payable as provided in Section 2.2.

2.2. Closing.

(a) The sale and delivery of the Acquired Shares to Purchaser, and the consummation of the other respective obligations of the parties hereto contemplated by this Agreement will take place at a closing (the “Closing”), which will take place at a mutually acceptable location and date (the “Closing Date”).

(b) At the Closing:

(i) The Sellers shall deliver to the Purchaser a certificate (or certificates) for the Shares, along with a fully executed stock power duly endorsed in form for transfer to the Purchaser.

(c) The Purchaser shall pay to the Sellers the net Purchase Price ($20,000) for the Shares following the Closing Date.

(d) At and at any time after the Closing, the Parties shall duly execute, acknowledge and deliver all such further assignments, conveyances, instruments and documents, and shall take such other action consistent with the terms of this Agreement to carry out the transactions contemplated by this Agreement.

(e) All representations, covenants and warranties of the Purchaser and Sellers contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though the same had been made on and as of such date.

Section 3. Representations and Warranties

3.1. Representations and Warranties of the Seller and the Company. The Seller and the Company hereby make the following representations and warranties to the Purchaser:

3.1.1 The Company is a corporation duly organized and validly existing under the laws of the State of Nevada and has all corporate power necessary to engage in all transactions in which it has been involved, as well as any general business transactions in the future that may be desired by its directors.

3.1.2 The Company is in good standing with the Secretary of State of Nevada.

3.1.3 Except as disclosed on Schedule 3.1.3, prior to or at Closing, all of the Company’s outstanding debts and obligations shall be paid off (at no expense or liability to the Purchaser) and the Seller shall provide evidence of such payoff to the Purchaser’s reasonable satisfaction. Should the Purchaser discover any obligation of the Company that was not paid prior to the Closing Date, the Seller shall indemnify the Purchaser for any and all such liabilities, whether outstanding or contingent at the time of Closing.

3.1.4 The Company is not subject to any pending or threatened litigation, claims or lawsuits from any party, and there are no pending or threatened proceedings against the Company by any federal, state or local government, or any department, board, agency or other body thereof.

3.1.5 Except as disclosed on Schedule 3.1.5, the Company is not a party to any contract, lease or agreement which would subject it to any performance or business obligations after the Closing.

3.1.6 Except as disclosed on Schedule 3.1.6, the Company does not own any real estate or any interests in real estate.

3.1.7 The Company is not liable for any taxes, including income, real or personal property taxes, to any governmental or state agencies whatsoever. The Company has timely filed all income, real or personal property, sales, use, employment or other governmental tax returns or reports required to be filed by it with any federal, state or other governmental agency and all taxes required to be paid by the Company in respect of such returns have been paid in full. None of such returns are subject to examination by any such taxing authority and the Company has not received notice of any intention to require the Company to file any additional tax returns in any jurisdiction to which it may be subject.

3.1.8 The Company, to the actual knowledge of Seller, is not in violation of any provision of laws or regulations of federal, state or local government authorities and agencies.

3.1.9 The Seller is the lawful owner of record of the Acquired Shares, and the Seller presently has, and will have at the Closing Date, the power to transfer and deliver the Acquired Shares to the Purchaser in accordance with the terms of this Agreement. The delivery to the Purchaser of certificates evidencing the transfer of the Acquired Shares pursuant to the provisions of this Agreement will transfer to the Purchaser good and marketable title thereto, free and clear of all liens, encumbrances, restrictions and claims of any kind.

3.1.10 There are no authorized shares of the Company other than 100,000,000 common shares, and there are 69,720,000 issued and outstanding shares of the Company. Seller at the Closing Date will have full and valid title to the Acquired Shares, and there will be no existing impediment or encumbrance to the sale and transfer of the Acquired Shares to the Purchaser; and on delivery to the Purchaser of the Acquired Shares being sold hereby, all of such Shares shall be free and clear of all liens, encumbrances, charges or assessments of any kind; such Shares will be legally and validly issued and fully paid and non-assessable shares of the Company’s common stock; and all such common stock has been issued under duly authorized resolutions of the Board of Directors of the Company.

3.1.11 All issuances of the Company of the Shares in past transactions have been legally and validly effected, without violation of any preemptive rights, if any existed, and all of such shares of common stock are fully paid and non-assessable.

3.1.12 There are no outstanding subscriptions, options, warrants, convertible securities or rights or commitments of any nature in regard to the Company’s authorized but unissued common stock or any agreements restricting the transfer of outstanding or authorized but unissued common stock. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

3.1.13 There are no outstanding judgments, liens or any other security interests filed against the Company or any of its properties.

3.1.14 The Company has no subsidiaries.

3.1.15 Except as disclosed on Schedule 3.1.15, the Company has no employment contracts or agreements with any of its officers, directors, or with any consultants; and the Company has no employees or other such parties.

3.1.16 The Company has no insurance or employee benefit plans whatsoever.

3.1.17 The Company is not in default under any contract, or any other document.

3.1.18 The Company has no outstanding powers of attorney and no obligations concerning the performance of the Seller concerning this Agreement.

3.1.19 The execution and delivery of this Agreement, and the subsequent Closing, will not result in the breach by the Company or the Seller of (i) any agreement or other instrument to which they are or have been a party or (ii) the Company’s Articles of Incorporation or Bylaws.

3.1.20 All financial and other information which the Company and/or the Seller furnished or will furnish to the Purchaser, including information with regard to the Company and/or the Seller contained in the SEC filings filed by the Company since its inception (i) is true, accurate and complete as of its date and in all material respects except to the extent such information is superseded by information marked as such, (ii) does not omit any material fact and is not misleading, and (iii) presents fairly the financial condition of the organization as of the date and for the period covered thereby.

3.1.21 The Company has filed all periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, including its Quarterly Report on Form 10-Q for the period ended December 31, 2013, and all such reports were filed timely.

The representations and warranties herein by the Seller and the Company shall be true and correct in all material respects on and as of the Closing Date hereof with the same force and effect as though said representations and warranties had been made on and as of the Closing Date.

The representations and warranties made above shall survive the Closing Date and shall expire for all purposes in the date numerically corresponding to the Closing Date in the thirty sixth month after the Closing Date.

3.2. Covenants of the Seller and the Company.

From the date of this Agreement and until the Closing Date, the Seller and the Company covenant the following:

3.2.1 The Seller will furnish Purchaser with all corporate records and documents, such as Articles of Incorporation and Bylaws, minute books, stock books, or any other corporate document or record (including financial and bank documents, books and records) requested by the Purchaser.

3.2.2 The Company will not enter into any contract or business transaction, merger or business combination, make any material purchases or acquisitions, or incur any further debts or obligations without the express written consent of the Purchaser.

3.2.3 The Company will not amend or change its Articles of Incorporation or Bylaws, or issue any further shares or create any other class of shares in the Company without the express written consent of the Purchaser.

3.2.4 The Company will not issue any stock options, warrants or other rights or interests in or to its shares without the express written consent of the Purchaser.

3.2.5 The Seller will not encumber or mortgage any right or interest in her Shares being sold to the Purchaser hereunder, and also they will not transfer any rights to such shares of the common stock to any third party whatsoever.

3.2.6 The Company will not declare any dividend in cash or stock, or any other benefit.

3.2.7 The Company will not institute any bonus, benefit, profit sharing, stock option, pension retirement plan or similar arrangement.

3.2.8 At Closing, the Company and the Seller will obtain and submit to the Purchaser resignations of current officers and directors.

3.2.10 For three months after Closing, the Seller agrees to cooperate with the Purchaser and provide the Purchaser and the Company with any documentation and assistance that they may reasonable require to file Exchange Act on behalf of the Company.

3.3 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Seller:

3.3.1 The Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase the shares being sold to it hereunder. The execution, delivery and performance of this Agreement by such Purchaser and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, and no further consent or authorization of such Purchaser is required. This Agreement has been duly authorized, executed and delivered by such Purchaser and constitutes, or shall constitute when executed and delivered, a valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with the terms thereof.

3.3.2 [reserved.]

3.3.3 On the Closing Date, such Purchaser will purchase the Acquired Shares pursuant to the terms of this Agreement for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof.

3.3.4 The Purchaser understands and agrees that the Acquired Shares have not been registered under the 1933 Act or any applicable state securities laws, by reason of their issuance in a transaction that does not require registration under the 1933 Act (based in part on the accuracy of the representations and warranties of the Purchaser contained herein), and that such Acquired Shares must be held indefinitely unless a subsequent disposition is registered under the 1933 Act or any applicable state securities laws or is exempt from such registration. In any event, and subject to compliance with applicable securities laws, the Purchaser may enter into lawful hedging transactions in the course of hedging the position they assume and the Purchaser may also enter into lawful short positions or other derivative transactions relating to the Acquired Shares, or interests in the Acquired Shares, and deliver the Acquired Shares, or interests in the Acquired Shares, to close out their short or other positions or otherwise settle other transactions, or loan or pledge the Acquired Shares, or interests in the Acquired Shares, to third parties who in turn may dispose of these Acquired Shares.

3.3.5 The Acquired Shares shall bear the following or similar legend:

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

3.3.6 The offer to sell the Acquired Shares was directly communicated to the Purchaser by the Company. At no time was the Purchaser presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

3.3.7 Such Purchaser represents that the foregoing representations and warranties are true and correct as of the date hereof and, unless such Purchaser otherwise notifies the Company prior to the Closing Date shall be true and correct as of the Closing Date.

3.3.8 The foregoing representations and warranties shall survive the Closing Date and for a period of one year thereafter.

Section 4. Miscellaneous

4.1. Expenses.

Each of the Parties shall bear his own expenses in connection with the transactions contemplated by this Agreement.

4.2. Governing Law.

The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Nevada applicable to agreements executed and to be wholly performed solely within such state.

4.3. Resignation of Old and Appointment of New Board of Directors and Officers.

The Company and the Seller shall take such corporate action(s) required by the Company’s Articles of Incorporation and/or Bylaws to (a) appoint the below named persons to their respective positions, to be effective on the eleventh day following the Closing Date, and (b) obtain and submit to the Purchaser, together with all required corporate action(s) the resignation of the current board of directors, and any and all corporate officers and check signers as of the Closing Date.

Name	Position

Daniel Cattlin	President, Chief Executive Officer, Secretary, Treasurer, sole member of the Board of Directors

4.4. Disclosure.

The Seller and the Company agree that they will not make any public comments, statements, or communications with respect to, or otherwise disclose the execution of this Agreement or the terms and conditions of the transactions contemplated by this Agreement without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld.

4.5. Notices.

Any notice or other communication required or permitted under this Agreement shall be sufficiently given if delivered in person or sent by facsimile or by overnight registered mail, postage prepaid, addressed as follows:

If to Seller, to:

Alexander Houstoun-Boswall
7380 Sand Lake Road, Suite 500
Orlando, Florida 32819

If to the Company:

Patriot Berry Farms, Inc.
7380 Sand Lake Road, Suite 500
Orlando, FL 32819

With a copy to (which shall not constitute notice):

Szaferman Lakind Blumstein & Blader, PC
101 Grovers Mill Road, Second Floor
Lawrenceville, NJ 08648
Attn: Gregg E. Jaclin, Esq.

If to the Purchaser, to:

Daniel Cattlin
914 Doyle Road, Suite 303
Apt 224, Deltona, FL, 32725

Or such other address or number as shall be furnished in writing by any such Party, and such notice or communication shall, if properly addressed, be deemed to have been given as of the date so delivered or sent by facsimile.

4.6. Parties in Interest.

This Agreement may not be transferred, assigned or pledged by any Party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

4.7. Entire Agreement.

This Agreement and the other documents referred to herein contain the entire understanding of the Parties hereto with respect to the subject matter contained herein. This Agreement shall supersede all prior agreements and understandings between the Parties with respect to the transactions contemplated herein.

4.8. Amendments.

This Agreement may not be amended or modified orally, but only by an agreement in writing signed by the Parties.

4.9. Severability.

In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

4.10. Counterparts.

This Agreement may be executed in any number of counterparts, including counterparts transmitted by telecopier, PDF or facsimile transmission, any one of which shall constitute an original of this Agreement. When counterparts of copies have been executed by all parties, they shall have the same effect as if the signatures to each counterpart or copy were upon the same document and copies of such documents shall be deemed valid as originals. The Parties agree that all such signatures may be transferred to a single document upon the request of any Party.

[-signature page follows-]

In Witness Whereof, each of the Parties hereto has caused its/his name to be hereunto subscribed as of the day and year first above written.

Company: PATRIOT BERRY FARMS, INC.

By:	/s/ Alexander Houstoun-Boswall
Name:	Alexander Houstoun-Boswall
Title:	President, Chief Executive Officer, Treasurer

Seller:

By:	/s/ Alexander Houstoun-Boswall
Name:	Alexander Houstoun-Boswall
Individually

Purchaser:

By:	/s/ Daniel Cattlin
Name:	Daniel Cattlin

Schedule 3.1.3
Outstanding Debts and Obligations

Schedule 3.1.5
Lease Agreements

Schedule 3.1.6
Real Estate

Schedule 3.1.15
Employment Agreements

1.	Consulting Agreement with Bernadine Strik

2.	Consulting Agreement with Anthony Dimeo